Exhibit 99.1

TOP FINANCIAL GROUP LIMITED
118 Connaught Road West
Room 1101
Hong Kong

AMENDED AND RESTATED PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	November 30, 2023
TOP Financial Group Limited	Hong Kong

To our shareholders:

It is my pleasure to invite you to our Annual Meeting of Shareholders of TOP Financial Group Limited (the “Company”) on December 20, 2023, at 10:00 A.M., Hong Kong time (December 19, 2023, at 9:00 P.M., Eastern Time). The meeting will be held at our executive office at 118 Connaught Road West, Room 1101, Hong Kong.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,
/s/ Junli Yang
Junli Yang
Director and Chairwoman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TOP FINANCIAL GROUP LIMITED (THE “COMPANY”)

TIME:	10:00 A.M., Hong Kong Time, on December 20, 2023 (9:00 P.M., Eastern Time, on December 19, 2023)
PLACE:	118 Connaught Road West, Room 1101, Hong Kong.

ITEMS OF BUSINESS:

Proposal One

By an ordinary resolution, to approve the re-appointment of five directors, Ms. Junli Yang, Mr. Ka Fai Yuen, Mr. Anthony S. Chan, Mr. Mau Chung Ng and Ms. Mei Cai, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.

Proposal Two	By an ordinary resolution, to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.
Proposal Three

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 39 with the following:

“39. The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.”

Proposal Four

By an ordinary resolution, to change the authorized share capital from US$l50,000.00 divided into 150,000,000 shares of a nominal or par value of US$0.001 each to US$l,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each (the “Ordinary Shares”).

Proposal Five

By a special resolution, to authorize the Board to, at its discretion without further approval of the shareholders, adopt a dual-class share capital structure and:

(i)     re-classify all Ordinary Shares issued and outstanding as a consequence of the resolutions above, into class A ordinary shares with a par value of US$0.001 each with rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)    re-designate 10,000,000 authorized but unissued Ordinary Shares into 10,000,000 class B ordinary shares with a par value of US$0.001 each with rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)   re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolutions, have not less than 10,000,000 authorized but unissued Ordinary Shares.

Proposal Six

By a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and the authorization to the Directors to establish, at the Directors’ discretion, the dual-class share capital structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

WHO MAY VOTE:	You may vote if you were a shareholder of record on October 13, 2023.
ANNUAL REPORT:	A copy of our 2023 Annual Report on Form 20-F (the “Annual Report”) is available on the Company’s website at http://ir.zyfgl.com/ under Financial Info and in print upon request.
DATE OF MAILING:	This notice and the amended and restated proxy statement are first being mailed to shareholders on or about November 30, 2023.
By order of the Board of Directors,
/s/ Junli Yang
Junli Yang
Director and Chairwoman of the Board

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One

By an ordinary resolution, to approve the re-appointment of five directors, Ms. Junli Yang, Mr. Ka Fai Yuen, Mr. Anthony S. Chan, Mr. Mau Chung Ng and Ms. Mei Cai, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.

Proposal Two	By an ordinary resolution, to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.
Proposal Three

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 39 with the following:

“39. The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.”

Proposal Four

By an ordinary resolution, to change the authorized share capital from US$l50,000.00 divided into 150,000,000 shares of a nominal or par value of US$0.001 each to US$l,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each (the “Ordinary Shares”).

Proposal Five

By a special resolution, to authorize the Board to, at its discretion without further approval of the shareholders, adopt a dual-class share capital structure and:

(i)     re-classify all Ordinary Shares issued and outstanding as a consequence of the resolutions above, into class A ordinary shares with a par value of US$0.001 each with rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)    re-designate 10,000,000 authorized but unissued Ordinary Shares into 10,000,000 class B ordinary shares with a par value of US$0.001 each with rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)   re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolutions, have not less than 10,000,000 authorized but unissued Ordinary Shares.

Proposal Six

By a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and the authorization to the Directors to establish, at the Directors’ discretion, the dual-class share capital structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on October 13, 2023, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of October 13, 2023, we had 30,011,823 ordinary shares issued and outstanding.

How do I vote before the Annual Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)    By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)    By mail, by completing, signing, and returning the enclosed proxy card; or

(3)    During the Annual Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, or (3) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposals One, Two, Three, Four, Five, and Six in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual Meeting, at least two shareholders holding an aggregate of at least one-third (1/3rd) of our outstanding ordinary shares as of October 13, 2023 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If a quorum is not present or represented, the chairman of the Annual Meeting may, with the consent of the Annual Meeting, adjourn the Annual Meeting from time to time, without notice other than announcement at the Annual Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal One.    The re-appointment of directors. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Two.    The ratification of auditor. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Three.    The amendment and restatement of the Articles of Association to replace Article 39. This proposal requires affirmative (“FOR”) votes of two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Four.    The change of authorized share capital. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Five.    The authorization to the Board of Directors to, at its discretion without further approval of the shareholders, adopt a dual-class share capital structure. This proposal requires affirmative (“FOR”) votes of two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Six.    The adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company. This proposal requires affirmative (“FOR”) votes of two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposal One or Three because each is considered a non-routine matter. Proposal Two is considered to be a routine matters and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

PROPOSAL ONE

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF FIVE DIRECTORS, MS. JUNLI YANG, MR. KA FAI YUEN, MR. ANTHONY S. CHAN, MR. MAU CHUNG NG AND MS. MEI CAI, EACH TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED
(ITEM 1 ON THE PROXY CARD)

Background

Our Board currently consists of five directors, Ms. Junli Yang, Mr. Ka Fai Yuen, Mr. Anthony S. Chan, Mr. Mau Chung Ng and Ms. Mei Cai. At the Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Junli Yang
Director and Chairwoman of the Board of Directors
Age — 45

Ms. Junli Yang has served as a director and as our chairwoman since August 1, 2019. She is the founder of the Company and has extensive experience in various management capacities. She also serves as the director of all the Company’s subsidiaries, and is responsible for all decision making, business development, and all management tasks. In her role as the Head of the Company’s Executive Committee, she sets the operations and compliance policies for the Company. Ms. Yang incorporated ZYSL in April 2015, and by May 2017, the company already achieved monthly futures trading volume of over US$10 billion at nominal value. Ms. Yang has also brought in various well-known and reputable brokers partner to cooperate with business development, like ADM Investor Services, Inc., G. H. Financials (Hong Kong) Limited, and Central China International Futures Company Limited. Through these relationships, we are able to offer a higher variety of products to our customers cost-efficiently. Ms. Yang received a Bachelor of Science Degree in Applied Psychology from Beijing Normal University in January 2012.

Ka Fai Yuen
Director
Age — 49

Mr. Ka Fai Yuen has served as our chief executive officer and as a director since February 1, 2021. Mr. Yuen has more than 20 years of experience in the financial services industry. His activities have included the functions of securities dealer, marketing, settlement, compliance, risk management, market making, proprietary trading, asset management and research and advisory services activities. Mr. Yuen has been acting as an officer and director of ZYSL and ZYCL since April 2017 and August 2017, respectively, and has been responsible for the establishment and development of their respective brokerage and asset management businesses. From April 1997 until April 2017, he served as an officer for Kaiser Futures Limited (“Kaiser”) and also served as a dealer manager for Kaiser from July 2000 until April 2017. At Kaiser, Mr. Yuen acquired experience related to securities advisory services and asset management. Mr. Yuen is licensed as a SFC Responsible Officer for Type 1,2,4,5 and 9 regulated activities, He has established and manages and supervises our daily brokerage operations for local and overseas markets, discretionary managed accounts and advisory client investment portfolios. He is also responsible for SFC license applications in preparing and setting up process, operations and infrastructure of our firm, as well as overseeing our asset management daily operations in compliance with all relevant regulatory requirements and applicable laws. His responsibilities also include credit and risk control management, development of new discretionary management accounts and review of portfolio strategies.

Supported by our accounting officer, he is also responsible for monitoring FFR. Mr. Yuen received a Bachelor of Arts Degree in Business Studies from the University of Greenwich in 2018 and a Professional Diploma in Investment and Financial Risk Management from the Hong Kong Management Association in 2008. We believe that Mr. Yuen is qualified to serve on our board by reasons of professional experiences and qualifications.

Anthony S. Chan
Independent Director
Age — 59

Mr. Anthony S. Chan has served as a director and as the chairman of our audit committee since May 31, 2022. Mr. Chan is a Certified Public Accountant registered with the State of New York and a seasoned executive with over 30 years of professional experience in auditing, financial reporting and business advisory. Currently, Mr. Chan is the Chief Operating Officer of Alset Inc. (Nasdaq: AEI), Chief Financial Officer (CFO) of Sharing Services Global Corporation (OTC: SHRG) and President of CA Global Consulting Inc. Since February 2020, he has been serving as the Director of Assurance and Advisory Services at Wei, Wei & Co., LLP., a full-service CPA firm registered with the PCAOB. From July 2019 to January 2020, Mr. Chan served as the CFO of SPI Energy Co. Ltd. (Nasdaq: SPI). From October 2017 to March 2019, Mr. Chan served as the CFO of Helo Corp. (OTC: HLOC). From September 2013 to November 2015, Mr. Chan served as Executive Vice President, Director and Acting CFO of Sino-Global Shipping America, Ltd. Mr. Chan was partner at three full-service CPA firms in New York, including UHY LLP (from September 2012 to August 2013), Friedman LLP (from September 2011 to July 2012) and Berdon LLP (from February 2005 to August 2011). Prior to that, he held executive and professional positions at various U.S. based companies including Primedia Inc, National Broadcasting Company, Arthur Anderson, KPMG, and PwC. Mr. Chan holds an MBA in Finance and Investments from Baruch College of the City University of New York, and a Bachelor of Arts in Accounting and Economics from Queens College of the City University of New York.

Mau Chung Ng
Independent Director
Age — 65

Mr. Mau Chung Ng has served as a director and as the chairman of our compensation committee since May 31, 2022. Mr. Ng has approximately 15 years of experience in the areas of retails financial investment and stock and futures brokerage as a shareholder and director of various companies. He is also experienced in Asian Currency Unit, off-balance-sheet and USD telegraphic transfer. Mr. Ng was awarded an Executive Master of Business Administration by Sun Yat-Sen University in 2011. He graduated from East China Normal University with a postgraduate qualification in International Finance and Chinese Securities Investment in 2004. Mr. Ng is currently a director and executive manager of Lucky Leader Gold Trader Limited. He was the chairperson of Hong Kong Precious Metals Traders Association from 2017 to 2018.

Mei Cai
Independent Director
Age — 43

Ms. Mei Cai has served as a director and as the chairwoman of our Nominating and Corporate Governance Committee since May 31, 2022. Ms. Cai is a seasoned executive with approximately 15 years of professional experience in auditing and financial reporting. Since January 2023, Ms. Cai has been serving as Chief Financial Officer of Nuance Biotech Co., Ltd. a biomedical research and development company. From November 2020 to December 2022, Ms. Cai has served as the Chief Financial Officer of Jowell Global Ltd., a Nasdaq-listed e-commerce platform. From August 2019 to June 2022, Ms. Cai served as the Director of CN Energy Group Inc., a Nasdaq-listed company in the business of manufactures and supplies wood-based activated carbon. From July 2019 to November 2020, Ms. Cai served as the Chief Financial Officer of China Eco-Materials Group Co. Limited, a company in the business of production and sales of eco-friendly construction material. From October 2017 to July 22, 2019, Ms. Cai has served as manager of Wealth Financial Services LLC. From December 2013 to September 2017, Ms. Cai served as audit manager at Friedman, LLP. From December 2006 to November 2013, Ms. Cai served as audit manager at Patrizio & Zhao, LLC. Ms. Cai graduated from Jiangsu Radio & TV University with a major in Economic Management in December 2003.

Board Diversity Matrix

This table below provides certain information regarding the diversity of our Board of Directors as of the date of this proxy statement.

As of 11/30/2023
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Ms. Junli Yang serves as the Chairwoman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO
BY AN ORDINARY RESOLUTION, TO RATIFY THE APPOINTMENT OF YCM CPA, INC. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2024
(ITEM 2 ON THE PROXY CARD)

Background

We are proposing to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024. The Audit Committee of the Board of Directors has appointed YCM CPA, Inc. to serve as the Company’s fiscal year 2024 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of YCM CPA, Inc. be ratified by shareholders.

Audit services to be provided by YCM CPA, Inc. for fiscal 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of YCM CPA, Inc. is not expected to be present at the Annual Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of YCM CPA, Inc. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Changed of independent registered public accounting firm during its two most recent fiscal years

On June 26, 2022, the Company notified its independent registered public accounting firm, Friedman LLP, of its decision to dismiss Friedman LLP as the Company’s auditor. On June 26, 2022, the Audit Committee of the Company approved and ratified the appointment of YCM CPA, Inc. as its new independent registered public accounting firm. YCM CPA, Inc. has been independent registered public accounting firm of the Company for the fiscal years ended March 31, 2022 and 2023.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE
BY A SPECIAL RESOLUTION, TO AMEND AND RESTATE THE COMPANY’S ARTICLES OF ASSOCIATION TO REPLACE ARTICLE 39
(ITEM 3 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace Article 39 with the following:

“39. The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.”

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective immediately upon such approval.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR
BY AN ORDINARY RESOLUTION, TO CHANGE THE AUTHORIZED SHARE CAPITAL OF THE COMPANY
(ITEM 4 ON THE PROXY CARD)

General

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by an ordinary resolution, to change the authorized share capital from US$l50,000.00 divided into 150,000,000 shares of a nominal or par value of US$0.001 each to US$l,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each.

Potential Effects

If shareholders approve this proposal, the change of the authorized share capital of the Company will become effective immediately upon such approval.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least a majority of vote cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE
BY A SPECIAL RESOLUTION, TO RE-CLASSIFY AND RE-DESIGNATE
THE SAHRES OF THE COMPANY
(ITEM 5 ON THE PROXY CARD)

General

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by a special resolution, to authorize the Board to, at its discretion without further approval of the shareholders, adopt a dual-class share capital structure and:

(i)     re-classify all Ordinary Shares, issued and outstanding as of the date hereof and any Ordinary Shares issued subsequent to the date hereof but prior to the effective date of this Proposal Four should it be adopted, into Class A Ordinary Shares on a one for one basis;

(ii)    re-designate 10,000,000 authorized but unissued Ordinary Shares into 10,000,000 Class B Ordinary Shares on a one for one basis; and

(iii)   re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolutions, have not less than 10,000,000 authorized but unissued Ordinary Shares.

Potential Effects

If shareholders approve this proposal, the Board of Directors may, at its discretion, re-designate and re-classify the Ordinary Shares of the Company as authorized by the shareholders and such re-designation and re-classification will become effective immediately upon such the determination of the Board of Directors without the need for any further approval from shareholders.

The proposed re-designation and re-classification will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s shares on the NASDAQ Capital Market.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX
BY A SPECIAL RESOLUTION, TO ADOPT THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY
(ITEM 6 ON THE PROXY CARD)

General

The Board of Directors approved, and recommended the shareholders of the Company to approve, by a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital, to authorize the Board of Directors to establish, at the Directors’ discretion, a dual-class share capital structure, and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Section 6 of the Second Amended and Restated Memorandum of Association, and Article 1, 4, 11, 12, 21, 22, 23, 57 and 85 of the Second Amended and Restated Articles of Association, reflects the change in the authorized share capital (which is subject to Proposal Four) and the proposed authorization to the Board of Directors to establish, at the Directors’ discretion, a dual-class share capital structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (which are the subject of Proposal Five).

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective immediately upon such approval.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual Meeting or other information related to the proxy solicitation, you may contact the Company at +852-3107-0731.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to TOP Financial Group Limited, 118 Connaught Road West, Room 1101, Hong Kong. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,
/s/ Junli Yang
Junli Yang
Director and Chairwoman of the Board

Appendix A

SECOND AMENDED AND RESTATED

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

(Adopted by special resolutions of shareholders minutes dated [            December 2023])

OF

TOP Financial Group Limited

(name changed with effect from 13th day of July, 2022)

Incorporated on the 1st day of August, 2019

INCORPORATED IN THE CAYMAN ISLANDS

THE COMPANIES ACT (2023 Revision)
Company Limited by Shares

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

TOP Financial Group Limited
(Adopted by special resolutions of shareholders minutes dated [            December 2023])

1.      The name of the Company is TOP Financial Group Limited.

2.      The Registered Office of the Company shall be at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands or at such other place as the Directors may from time to time decide.

3.      The objects for which the Company is established are unrestricted and shall include, but without limitation, the following:

(a)     (i)     To carry on the business of an investment company and to act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations.

         (ii)    To carry on whether as principals, agents or otherwise howsoever the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of all types of property including services.

(b)    To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(c)     To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choses in action of all kinds.

(d)    To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organise any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient.

(e)     To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration thereof.

Appendix A-1

(f)     To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors of the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors or the Company likely to be profitable to the Company.

In the interpretation of this Memorandum of Association in general and of this Clause 3 in particular no object, business or power specified or mentioned shall be limited or restricted by reference to or inference from any other object, business or power, or the name of the Company, or by the juxtaposition of two or more objects, businesses or powers and that, in the event of any ambiguity in this clause or elsewhere in this Memorandum of Association, the same shall be resolved by such interpretation and construction as will widen and enlarge and not restrict the objects, businesses and powers of and exercisable by the Company.

4.      Except as prohibited or limited by the Companies Act (2023 Revision), the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this Memorandum of Association and the Articles of Association of the Company considered necessary or convenient in the manner set out in the Articles of Association of the Company, and the power to do any of the following acts or things, viz: to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company including uncalled capital or without security; to invest monies of the Company in such manner as the Directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to Members of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to Directors, officers, employees, past or present and their families; to purchase Directors and officers liability insurance and to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the Directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid PROVIDED THAT the Company shall only carry on the businesses for which a licence is required under the laws of the Cayman Islands when so licensed under the terms of such laws.

5.      The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

6.      The share capital of the Company is US$1,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each (the “Ordinary Shares”) with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (2023 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained (including without limitation the adoption of a dual-class share capital structure pursuant to Article 85) PROVIDED ALWAYS that, notwithstanding any provision to the contrary contained in this Memorandum of Association, the Company shall have no power to issue bearer shares, warrants, coupons or certificates.

7.      If the Company is registered as exempted, its operations will be carried on subject to the provisions of Section 174 of the Companies Act (2023 Revision) and, subject to the provisions of the Companies Act (2023 Revision) and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Appendix A-2

THE COMPANIES ACT (2023 Revision)
Company Limited by Shares

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

TOP Financial Group Limited
(name changed with effect from 13th day of July, 2022)

1.      In these Articles Table A in the Schedule to the Statute does not apply and, unless there be something in the subject or context inconsistent therewith,

“Articles”	means the Articles as originally framed or as from time to time altered by Special Resolution.
“Auditors”	means the persons for the time being performing the duties of auditors of the Company.
“Company”	means the above named Company.
“debenture”	means debenture stock, mortgages, bonds and any other such securities of the Company whether constituting a charge on the assets of the Company or not.
“Directors”	means the directors for the time being of the Company.
“dividend”	includes bonus.
“fully paid”	shall bear the meaning as ascribed to it in the Statute.
“Member”	means any person or persons entered on the register of members from time to time as the holder of an Ordinary Share, a Class A Ordinary Share or a Class B Ordinary Share.
“Memorandum”	means the memorandum of association of the Company, as amended and restated from time to time.
“month”	means calendar month.
“paid-up”	means paid-up and/or credited as paid-up.
“registered office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Secretary”	includes an Assistant Secretary and any person appointed to perform the duties of Secretary of the Company.
“Class A Ordinary Share”

means a share designated as a class A ordinary share of the Company with a par value of US$0.001 each and having the rights attached to such share and being subject to the restricted specified in the Memorandum and these Articles.

“Class B Ordinary Share”

means a share designated as a class B ordinary share of the Company with a par value of US$0.001 each and having the rights attached to such share and being subject to the restricted specified in the Memorandum and these Articles.

Appendix A-3

“share”

means

(1)    an Ordinary Share, or

(2)    if the Directors elect to adopt a dual-class share capital structure pursuant to Article 85, a Class A Ordinary Shares or a Class B Ordinary Share in the share capital of the Company and the expression:

(a)     includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)    where the context permits, also includes a fraction of a Share.

“Special Resolution”	has the same meaning as in the Statute and includes a resolution approved in writing as described therein.
“Statute”	means the Companies Act of the Cayman Islands as amended and every statutory modification or re-enactment thereof for the time being in force.
“written” and “in writing”	include all modes of representing or reproducing words in visible form.

Words importing the singular number only include the plural number and vice versa.

Words importing the masculine gender only include the feminine gender.

Words importing persons only include corporations.

2.      The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that part only of the shares may have been allotted.

3.      The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

CERTIFICATES FOR SHARES

4.      Certificates representing shares of the Company shall be in such form as shall be determined by the Directors. Such certificates may be under Seal. All certificates for shares shall be consecutively numbered or otherwise identified and shall specify the shares to which they relate. The name and address of the person to whom the shares represented thereby are issued, with the number of shares, date of issue and class of shares, shall be entered in the register of Members of the Company. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. The Directors may authorise certificates to be issued with the seal and authorised signature(s) affixed by some method or system of mechanical process.

5.      Notwithstanding Article 4 of these Articles, if a share certificate be defaced, lost or destroyed, it may be renewed on payment of a fee of one dollar (US$l.00) or such less sum and on such terms (if any) as to evidence and indemnity and the payment of the expenses incurred by the Company in investigating evidence, as the Directors may prescribe.

ISSUE OF SHARES

6.      Subject to the provisions, if any, in that behalf in the Memorandum of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, the Directors may allot, issue, grant options over or otherwise dispose of shares of the Company (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper PROVIDED ALWAYS that, notwithstanding any provision to the contrary contained in these Articles of Association, the Company shall be precluded from issuing bearer shares, warrants, coupons or certificates.

Appendix A-4

7.      The Company shall maintain a register of its Members and every person whose name is entered as a Member in the register of Members shall be entitled without payment to receive within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of fifty cents (US$0.50) for every certificate after the first or such less sum as the Directors shall from time to time determine provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all such holders.

TRANSFER OF SHARES

8.      The instrument of transfer of any share shall be in writing and shall be executed by or on behalf of the transferor and the transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register in respect thereof.

9.      The Directors may in their absolute discretion decline to register any transfer of shares which is not a fully paid share or on which the Company has a lien. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

10.    The registration of transfers may be suspended at such time and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than 45 days in any year.

NON-CONVERSION OF SHARES

11.    If the Directors elect to adopt a dual-class share capital structure pursuant to Article 85, the Class B Ordinary Shares shall not be convertible into Class A Ordinary Shares or any other equity securities authorised to be issued by the Company.

12.    If the Directors elect to adopt a dual-class share capital structure pursuant to Article 85, holders of the Class B Ordinary Shares shall not be entitled to receive dividends of any kind.

REDEEMABLE SHARES

13.    (a)     Subject to the provisions of the Statute and the Memorandum of Association, shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the shares, may by Special Resolution determine and the rights attaching to any issued shares may, subject to the provisions of these Articles, by special resolution, be varied so as to provide that such shares are to be or are liable to be so redeemed.

(b)    Subject to the provisions of the Statute and the Memorandum of Association, the Company may purchase its own shares (including fractions of a share), including any redeemable shares, provided that the manner of purchase has first been authorised by the Company in general meeting and may make payment therefor in any manner authorised by the Statute, including out of capital and provided that the Company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any issued shares of the Company other than shares held as treasury shares.

14.    Subject to the provisions of these Articles, the manner and any of the terms of any such redemption or purchase of shares may be determined by either the Company by ordinary resolution or by the Directors. The Company may make a payment in respect of the redemption or purchase of its own shares otherwise than out of its profits, share premium account, or the proceeds of a fresh issue of shares.

TREASURY SHARES

15.    The Company may, subject to the provisions of the Law, acquire, hold and dispose of its own shares as treasury shares.

Appendix A-5

VARIATION OF RIGHTS OF SHARES

16.    If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

17.    The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

COMMISSION ON SALE OF SHARES

18.    The Company may in so far as the Statute from time to time permits pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

19.    No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

20.    The Company shall have a first and paramount lien and charge on all shares (not being a fully paid-up share) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

21.    The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the expiration of fourteen days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder or holders for the time being of the share, or the person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

22.    To give effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

23.    The proceeds of such sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

Appendix A-6

CALL ON SHARES

24.    (a)     The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the shares. A call may be revoked or postponed as the Directors may determine. A call may be made payable by instalments.

(b)    A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

(c)     The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

25.    If a sum called in respect of a share is not paid before or on a day appointed for payment thereof, the persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest either wholly or in part.

26.    Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

27.    The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

28.    (a)     The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) seven per cent per annum, as may be agreed upon between the Directors and the Member paying such sum in advance.

(b)    No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

29.    (a)     If a Member fails to pay any call or instalment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, instalment or payment remains unpaid, give notice requiring payment of so much of the call, instalment or payment as is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the shares in respect of which such notice was given will be liable to be forfeited.

(b)    If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

Appendix A-7

(c)     A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

30.    A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture were payable by him to the Company in respect of the shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the shares.

31.    A certificate in writing under the hand of one Director or the Secretary of the Company that a share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

32.    The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

33.    The Company shall be entitled to charge a fee not exceeding one dollar (US$l.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

34.    In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing herein contained shall release the estate of any such deceased holder from any liability in respect of any shares which had been held by him solely or jointly with other persons.

35.    (a)     Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to make such transfer of the share to such other person nominated by him as the deceased or bankrupt person could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy as the case may be.

(b)    If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

36.    A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company PROVIDED HOWEVER that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within ninety days the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

Appendix A-8

AMENDMENT OF MEMORANDUM OF ASSOCIATION, CHANGE OF LOCATION OF
REGISTERED OFFICE & ALTERATION OF CAPITAL

37.    (a)     Subject to and in so far as permitted by the provisions of the Statute, the Company may from time to time by ordinary resolution alter or amend its Memorandum of Association otherwise than with respect to its name and objects and may, without restricting the generality of the foregoing:

(i)     increase the share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine.

(ii)    consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)   by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association or into shares without nominal or par value;

(iv)   cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(b)    All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

(c)     Subject to the provisions of the Statute, the Company may by Special Resolution change its name or alter its objects.

(d)    Without prejudice to Article 11 hereof and subject to the provisions of the Statute, the Company may by Special Resolution reduce its share capital and any capital redemption reserve fund.

(e)     Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its registered office.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

38.    For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Directors of the Company may provide that the register of Members shall be closed for transfers for a stated period but not to exceed in any case 40 days. If the register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members such register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of Members.

39.    In lieu of or apart from closing the register of Members, the Directors may fix in advance a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members and for the purpose of determining the Members entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend fix a subsequent date as the record date for such determination.

40.    If the register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

Appendix A-9

GENERAL MEETING

41.    The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.

42.    (a)     The Directors may whenever they think fit, and they shall on the requisition of Members of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company.

(b)    The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company and may consist of several documents in like form each signed by one or more requisitionists.

(c)     If the Directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

(d)    A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

43.    At least five days notice shall be given of an annual general meeting or any other general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company PROVIDED that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Article 42 have been complied with, be deemed to have been duly convened if it is so agreed:

(a)     in the case of a general meeting called as an annual general meeting by all the Members entitled to attend and vote thereat or their proxies; and

(b)    in the case of any other general meeting by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 75 per cent in nominal value or in the case of shares without nominal or par value 75 per cent of the shares in issue, or their proxies.

44.    The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

45.    No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. A quorum is as follows:

(a)     if the Company has only one Member: that Member;

(b)    if the Company has more than one Member:

(i)     subject to Article 45(b)(ii) below, two or more Members; or

(ii)    for so long as any share are listed on the Nasdaq Capital Markets in the United States of America for so long as the Company’s shares are there listed and any other stock exchange on which the Company’s shares are listed for trading, one or more Members holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

Appendix A-10

46.    A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

47.    If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

48.    The Chairman, if any, of the Board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

49.    If at any general meeting no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be Chairman of the meeting.

50.    The Chairman may, with the consent of any general meeting duly constituted hereunder, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

51.    At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman or any other Member present in person or by proxy PROVIDED HOWEVER that for so long as any share are listed on the Nasdaq Capital Markets in the United States of America for so long as the Company’s shares are there listed and any other stock exchange on which the Company’s shares are listed for trading, at any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

52.    Unless a poll be so demanded a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s Minute Book containing the Minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

53.    The demand for a poll may be withdrawn.

54.    Except as provided in Article 56, if a poll is duly demanded it shall be taken in such manner as the Chairman directs and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

55.    In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the general meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

56.    A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the general meeting directs and any business other than that upon which a poll has been demanded or is contingent thereon may be proceeded with pending the taking of the poll.

Appendix A-11

VOTES OF MEMBERS

57.    Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every Member of record present in person or by proxy at a general meeting shall have one (1) vote. For the avoidance of doubt, an individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to separate vote(s) for each Member.

On a poll every Member of record present in person or by proxy shall have one (1) vote per ordinary share registered in his name in the register of Members, or if the Directors elect to adopt a dual-class share capital structure pursuant to Article 85, one (1) vote for each Class A Ordinary Share registered in his name in the register of Members and fifty (50) votes for each Class B Ordinary Share registered in his name in the register of Members.

58.    In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members.

59.    A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other persons may vote by proxy.

60.    No Member shall be entitled to vote at any general meeting unless he is registered as a shareholder of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

61.    No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the general meeting whose decision shall be final and conclusive.

62.    On a poll or on a show of hands votes may be given either personally or by proxy.

PROXIES

63.    The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised in that behalf. A proxy need not be a Member of the Company.

64.    The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting provided that the Chairman of the Meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex, cable or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.

65.    The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

66.    A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

Appendix A-12

67.    Any corporation which is a Member of record of the Company may in accordance with its Articles or in the absence of such provision by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member of record of the Company.

68.    Shares of its own capital belonging to the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

DIRECTORS

69.    There shall be a Board of Directors consisting of not less than one or more than twelve persons (exclusive of alternate Directors) PROVIDED HOWEVER that the Company may from time to time by ordinary resolution or by resolution of the Directors increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers of the Memorandum of Association or a majority of them.

70.    The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

71.    The Directors may by resolution award special remuneration to any Director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

72.    A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

73.    A Director or alternate Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

74.    A shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed no qualification shall be required.

75.    A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

76.    No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon.

Appendix A-13

77.    A general notice that a Director or alternate Director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under Article 76 and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

ALTERNATE DIRECTORS

78.    Subject to the exception contained in Article 87, a Director who expects to be unable to attend Directors’ Meetings because of absence, illness or otherwise may appoint any person to be an alternate Director to act in his stead and such appointee whilst he holds office as an alternate Director shall, in the event of absence therefrom of his appointor, be entitled to attend meetings of the Directors and to vote thereat and to do, in the place and stead of his appointor, any other act or thing which his appointor is permitted or required to do by virtue of his being a Director as if the alternate Director were the appointor, other than appointment of an alternate to himself, and he shall ipso facto vacate office if and when his appointor ceases to be a Director or removes the appointee from office. Any appointment or removal under this Article shall be effected by notice in writing under the hand of the Director making the same.

POWERS AND DUTIES OF DIRECTORS

79.    The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may pay all expenses incurred in promoting, registering and setting up the Company, and may exercise all such powers of the Company as are not, from time to time by the Statute, or by these Articles, or such regulations, being not inconsistent with the aforesaid, as may be prescribed by the Company in general meeting required to be exercised by the Company in general meeting PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

80.    The Directors may from time to time and at any time by powers of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorneys as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

81.    All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

82.    The Directors shall cause minutes to be made in books provided for the purpose:

(a)     of all appointments of officers made by the Directors;

(b)    of the names of the Directors (including those represented thereat by an alternate or by proxy) present at each meeting of the Directors and of any committee of the Directors;

(c)     of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

83.    The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

84.    The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Appendix A-14

85.    The Directors have the authority, by resolution of the Directors without further approval of the Members, to adopt a dual-class share capital structure, pursuant to which the Ordinary Shares of the Company shall be re-designated or re-classified according to the following, provided that the Company shall, at the time of the above resolutions, have not less than 10,000,000 authorised but unissued Ordinary Shares:

(i)     re-classify all Ordinary Shares, issued and outstanding as a consequence of the resolutions above, into Class A Ordinary Shares on a one for one basis;

(ii)    re-designate 10,000,000 authorised but unissued Ordinary Shares into 10,000,000 Class B Ordinary Shares on a one for one basis; and

(iii)   re-designate the remaining authorised but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis.

MANAGEMENT

86.    (a)     The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

(b)    The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards or any managers or agents and may fix their remuneration.

(c)     The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

(d)    Any such delegates as aforesaid may be authorised by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested in them.

MANAGING DIRECTORS

87.    The Directors may, from time to time, appoint one or more of their body (but not an alternate Director) to the office of Managing Director for such term and at such remuneration (whether by way of salary, or commission, or participation in profits, or partly in one way and partly in another) as they may think fit but his appointment shall be subject to determination ipso facto if he ceases from any cause to be a Director and no alternate Director appointed by him can act in his stead as a Director or Managing Director.

88.    The Directors may entrust to and confer upon a Managing Director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS

89.    Except as otherwise provided by these Articles, the Directors shall meet together for the despatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appointor be present at such meeting. In case of an equality of votes, the Chairman shall have a second or casting vote.

Appendix A-15

90.    A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time summon a meeting of the Directors by at least two days notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held and PROVIDED FURTHER if notice is given in person, by cable, telex or telecopy the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organisation as the case may be. The provisions of Article 44 shall apply mutatis mutandis with respect to notices of meetings of Directors.

91.    The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be two, a Director and his appointed alternate Director being considered only one person for this purpose, PROVIDED ALWAYS that if there shall at any time be only a sole Director the quorum shall be one. For the purposes of this Article an alternate Director or proxy appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

92.    The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

93.    The Directors may elect a Chairman of their Board and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

94.    The Directors may delegate any of their powers to committees consisting of such member or members of the Board of Directors (including Alternate Directors in the absence of their appointors) as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

95.    A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

96.    All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

97.    Members of the Board of Directors or of any committee thereof may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (an alternate Director being entitled to sign such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

98.    (a)     A Director may be represented at any meetings of the Board of Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

(b)    The provisions of Articles 63-66 shall mutatis mutandis apply to the appointment of proxies by Directors.

Appendix A-16

VACATION OF OFFICE OF DIRECTOR

99.    The office of a Director shall be vacated:

(a)     if he gives notice in writing to the Company that he resigns the office of Director;

(b)    if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the Board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office;

(c)     if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(d)    if he is found a lunatic or becomes of unsound mind.

APPOINTMENT AND REMOVAL OF DIRECTORS

100.  The Company may by ordinary resolution or by resolution of the Directors appoint any persons to be a Director an may in like manner remove any Director and may in like manner appoint another person in his instead.

101.  The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors but so that the total amount of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles.

PRESUMPTION OF ASSENT

102.  A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

SEAL

103.  (a)     The Company may, if the Directors so determine, have a Seal which shall, subject to paragraph (c) hereof, only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf and every instrument to which the Seal has been affixed shall be signed by one person who shall be either a Director or the Secretary or Secretary-Treasurer or some person appointed by the Directors for the purpose.

(b)    The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the Common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

(c)     A Director, Secretary or other officer or representative or attorney may without further authority of the Directors affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

(d)    A document to be executed as a Deed shall be executed by a Director or other person authorised by the Directors for that purpose.

OFFICERS

104.  The Company may have officers appointed by the Directors as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time prescribe.

Appendix A-17

DIVIDENDS, DISTRIBUTIONS AND RESERVE

105.  Subject to the Statute and other provisions of these Articles (including, but not limited to Regulation 12), the Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorise payment of the same out of the funds of the Company lawfully available therefore.

106.  The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

107.  No dividend or distribution shall be payable except out of the profits of the Company, realised or unrealised, or out of the share premium account or as otherwise permitted by the Statute.

108.  Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with these Articles but no amount paid or credited as paid on a share in advance of calls shall be treated for the purpose of this Article as paid on the share.

109.  The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

110.  The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

111.  Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the share held by them as joint holders.

112.  No dividend or distribution shall bear interest against the Company.

CAPITALISATION

113.  The Company may upon the recommendation of the Directors by ordinary resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Appendix A-18

BOOKS OF ACCOUNT

114.  The Directors shall cause proper books of account to be kept with respect to:

(a)     all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place;

(b)    all sales and purchases of goods by the Company;

(c)     the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

115.  The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

116.  The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

AUDIT

117.  The Company may at any annual general meeting or by resolution of the Directors appoint an Auditor or Auditors of the Company who shall hold office until the next annual general meeting and may fix his or their remuneration.

118.  The Directors may before the first annual general meeting appoint an Auditor or Auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the Members in general meeting in which case the Members at that meeting may appoint Auditors or by resolutions of Directors in which case the Directors may appoint Auditors. The Directors may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act. The remuneration of any appointed by the Directors under this Article may be fixed by the Directors.

119.  Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

120.  Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Directors or any general meeting of the Members, make a report on the accounts of the Company in general meeting during their tenure of office.

NOTICES

121.  Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by post, cable, telex or telecopy to him or to his address as shown in the register of Members, such notice, if mailed, to be forwarded airmail if the address be outside the Cayman Islands.

122.  (a)     Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected at the expiration of 60 hours after the letter containing the same is posted as aforesaid.

(b)    Where a notice is sent by cable, telex, telecopy or electronic message, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organisation and to have been effected on the day the same is sent as aforesaid.

Appendix A-19

123.  A notice may be given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the register of Members in respect of the share.

124.  A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a share or shares in consequence of the death or bankruptcy of a Member by sending it through the post as aforesaid in a pre-paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

125.  Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)     every person shown as a Member in the register of Members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of Members.

(b)    every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting; and

No other person shall be entitled to receive notices of general meetings.

WINDING UP

126.  If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

127.  If the Company shall be wound up, and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

INDEMNITY

128.  The Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default respectively and no such Director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the wilful neglect or default of such Director, Officer or trustee.

Appendix A-20

FINANCIAL YEAR

129.  Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

AMENDMENTS OF ARTICLES

130.  Subject to the Statute, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

TRANSFER BY WAY OF CONTINUATION

131.  If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Appendix A-21

Control Number:	Number of Shares:	Registered Shareholder:

TOP FINANCIAL GROUP LIMITED
118 Connaught Road West
Room 1101
Hong Kong

PROXY

Solicited on Behalf of the Board of Directors for the Annual Meeting of Shareholders
on December 20, 2023 at 10:00 A.M., Hong Kong Time
(December 19, 2023, at 9:00 P.M., Eastern Time)

The undersigned hereby appoints Junli Yang as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of TOP Financial Group Limited which the undersigned is entitled to vote at the Annual Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, and 6.

Item 1   By an ordinary resolution, to approve the re-appointment of five directors, Ms. Junli Yang, Mr. Ka Fai Yuen, Mr. Anthony S. Chan, Mr. Mau Chung Ng and Ms. Mei Cai, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.

Junli Yang	☐ For	☐ Against	☐ Abstain
Ka Fai Yuen	☐ For	☐ Against	☐ Abstain
Anthony S. Chan	☐ For	☐ Against	☐ Abstain
Mau Chung Ng	☐ For	☐ Against	☐ Abstain
Mei Cai	☐ For	☐ Against	☐ Abstain

Item 2   By an ordinary resolution, to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.

☐ For	☐ Against	☐ Abstain

Item 3   By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 39 with the following:

“39. The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.”

☐ For	☐ Against	☐ Abstain

Item 4   By an ordinary resolution, to change the authorized share capital from US$l50,000.00 divided into 150,000,000 shares of a nominal or par value of US$0.001 each to US$l,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each.

☐ For	☐ Against	☐ Abstain

Item 5   By a special resolution, to authorize the Board to, at its discretion without further approval of the shareholders, adopt a dual-class share capital structure and:

(i)     re-classify all ordinary shares with a par value of US$0.001 each (the “Ordinary Shares”), issued and outstanding as of the date hereof and any ordinary shares issued subsequent to the date hereof but prior to the effective date of this Proposal Four should it be adopted, into class A ordinary shares with a par value of US$0.001 each with rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)    re-designate 10,000,000 authorized but unissued Ordinary Shares into 10,000,000 class B ordinary shares with a par value of US$0.001 each with rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)   the remaining authorized but unissued Ordinary Shares with a par value of US$0.001 each into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolutions, have not less than 10,000,000 authorized but unissued Ordinary Shares.

☐ For	☐ Against	☐ Abstain

Item 6   By a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to the amended and restated proxy statement in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the authorized share capital and the authorization to the Directors to establish, at the Directors’ discretion, the dual-class share capital structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

☐ For	☐ Against	☐ Abstain

In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2023

_______________________________________________
Signature

_______________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation
2901 N. Dallas Parkway, Suite 380
Plano, Texas 75093
Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.      Go to http://onlineproxyvote.com/TOP/ at any time 24 hours a day.

2.      Login using the control number located in the top left hand corner of this proxy card.

3.      Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at http://onlineproxyvote.com/TOP/